Exhibit 99.1

OROMIN
Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

February 03, 2011	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

NEW DISCOVERIES AND REMAINDER OF 2010 DRILLING RESULTS CONTINUE TREND OF POSITIVE GRADE AND THICKNESS INTERVALS FOR OJVG’S RESOURCE EXPANSION PROGRAM

HIGHLIGHTS

New Drill Results include:

  14.30 g/t Gold over 8 metres at Golouma South

  6.84 g/t Gold over 9 metres Golouma South

  10.43 g/t Gold over 6 metres at Golouma West

  6.00 g/t Gold over 28 metres at Golouma West

  1.99 g/t Gold over 26 metres at Masato

New Discoveries:

  The initial 2011 drill hole at Golouma West intersects a new, sub-parallel, eight metre wide alteration zone of Golouma Style mineralization hosting visible gold at a 575 metre depth

  Drilling is planned at the Saboraya Prospect, the newest OJVG discovery located midway between the Kerekounda and Kourouloulou gold deposits. Occurrences of visible gold within OJVG trenching at Saboraya have become the most active, current artisanal mining site on the OJVG Gold Project.

Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group Limited (“OJVG”), is pleased to provide a further update including the remaining results of its 2010 drilling program at the OJVG Gold Project in eastern Sénégal, West Africa. Drilling in the latter part of 2010 focused on resource and reserve expansion with particular emphasis (1) on Golouma Style higher grade gold deposits, and (2) on initial definition drilling of higher grade gold potential beneath the proposed open pit at the Masato deposit.

Chet Idziszek, President and CEO, stated, “We are very pleased with our continued exploration successes as they confirm that the project’s potential is still expanding. For example, last year’s feasibility study outlined 1.22 M ounces of indicated resources in the Golouma style deposits, based on drilling to 250 metres. Subsequent drilling to 600 metres has confirmed grade and continuity of the mineralization and we see no indication that this will not continue at depth. If subsequent drilling does confirm additional continuity and similar grade to a depth of say 1,000 metres, we would expect this to have a significant, positive impact on the resource base at Golouma. Similarly, drill results from 2010 at Masato have confirmed continuity of mineralization to depth in multiple zones which we expect will also have a positive impact on the resource base at Masato.”

“We are also very encouraged by continuing to make new discoveries, such as at Saboraya, which will provide drill targets throughout 2011 and, we expect, beyond. The new Saboraya target lies between two established deposits, and may represent a highly prospective continuous zone of mineralization.”

The new drill results, along with those previously reported in Oromin’s January 12th, 2011 news release are listed below and detailed with included intervals in Appendix A and B. These drill results further confirm the continuity of mineralization and increasing expansion potential for those higher grade Golouma Style deposits down-dip and below the limits of the resource/reserve block model used for the July 2010 Feasibility Study. The reserves from the Golouma Style Deposits in the July 2010 Feasibility totalled 960,000 ounces (7.4 million tonnes at 4.06 g/t Au) while indicated resources totalled 1.2 million ounces (10.5 million tonnes at 3.59 g/t Au) with an additional inferred resource of 149,000 ounces (1.1 million tonnes at 4.15 g/t Au). See our July15, September 22 and November 18, 2010 News Releases and our November 9, 2010 Short Form Prospectus for details.

Golouma Style Deposits

New Results	Previously Reported (January 12, 2011)
Kerekounda	Golouma South
7.51 g/t Au over 2 m in DH-946	8.90 g/t Au over 7 m in DH-929
Golouma South
14.30 g/t Au over 8 m in DH-937	Golouma West
5.30 g/t Au over 10 m in DH-938	9.78 g/t Au over 3 m in DH-919
6.84 g/t Au over 9 m in DH-938	4.36 g/t Au over 16 m in DH-925
3.08 g/t Au over 11 m in DH-942	46.04 g/t Au over 11 m in DH-927
Golouma West	5.54 g/t Au over 8 m in DH-928
5.23 g/t Au over 12 m in DH-907	12.20 g/t Au over 8 m in DH-928
6.13 g/t Au over 12 m in DH-939
15.24 g/t Au over 2 m in DH-941
5.85 g/t Au over 5 m in DH-941
2.99 g/t Au over 11 m in DH-943
3.01 g/t Au over 17 m in DH-944
10.26 g/t Au over 3 m in DH-947
6.00 g/t Au over 28 m in DH-948

At the Masato Deposit, new results from mineralized zones below the proposed open pit continue to confirm and extend the zones of higher grade gold mineralization potentially amenable to underground mining. The Masato Deposit mineralization will be modelled as a combined Open Pit and Underground operation for the planned resource and reserve updates scheduled in Q1 and Q2 of 2011 respectively.

Masato Deposits (Underground)

New Results	Previously Reported (January 12, 2011)
1.99 g/t Au over 26 m in DH-936	2.09 g/t Au over 11 m in DH-916
16.39 g/t Au over 1 m in DH-945	4.38 g/t Au over 7 m in DH-918
3.00 g/t Au over 6 m in DH-946	2.09 g/t Au over 21 m in DH-918
3.90 g/t Au over 16 m in DH-921
3.95 g/t Au over 15 m in DH-922
9.52 g/t Au over 6 m in DH-926
2.87 g/t Au over 9 m in DH-930

2011 Exploration Program and New Discoveries

The 2011 exploration program is well underway at the OJVG Gold Project with five drills currently operating, including two core drills on combined geotechnical and exploration drilling, two other core drills on depth extension exploration drilling, and one reverse circulation drill testing a number of new exploration targets. The initial 2011 drill hole, DH-950, at the Golouma West deposit intersected an eight metre wide altered and mineralized zone hosting visible gold that appears to be a new zone lying sub-parallel to the mineralized zones intersected in DH-928 (5.54 g/t gold over 8 metres starting at 558 metres and 12.20 g/t gold over 8 metres starting at 590 metres).

Three of the new exploration drilling targets being readied for drilling, Kourouloulou South, Makana and Saboraya, are either former or current artisanal mining locations. Of these, the Saboraya Prospect, which is located midway between the Kerekounda and Kourouloulou gold deposits, is presently the most active artisanal mining location on the OJVG concession where local miners began excavations in the area of visible gold occurrences in OJVG trenches.

Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has verified the data disclosed in this news release. William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with public markets, mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Appendix A
Golouma Style Deposits
Deposit	Drill Hole	Grid Co-Ordinate	Azimuth/ Dip	From - To (m)	Interval (m)	Gold Grade (g/t)
GOLOUMA SOUTH	DH-937	53096N/14907E	114/-65	278-286 incl.281-286 incl.282-283 300-303	8 5 1 3	14.30 21.75 42.51 3.13
	DH-938	53113N/14929E	114/-64	259-269 incl.264-268 297-304 313-322	10 4 7 9	5.30 8.32 2.12 6.84
	DH-942	53072N/14927E	110/-60	147-148 291-302 incl.292-295	1 11 3	12.31 3.08 6.13
	DH-929*	53129N/14953E	114/-65	240-247 incl.245-246 254-256	7 1 2	8.90 29.70 6.11
GOLOUMA WEST	DH-907	53818N/14182E	150/-60	428-440 incl.435-439 474-487	12 4 13	5.23 8.58 2.47
	DH-939	53472N/14270E	359/-66	424-436 incl.424-430 incl.428-430 450-451	12 6 2 1	6.13 10.43 14.90 8.50
	DH-941	53267N/14678E	013/-71	356-358 incl.356-357 365-370	2 1 5	15.24 28.88 5.85
	DH-943	53687N/14280E	104/-75	186-193 198-209 incl.200-203 incl.202-203	7 11 3 1	3.31 2.99 6.25 12.43
	DH-944	53494N/14275E	359/-65	384-401 incl.387-389 and 398-401	17 2 3	3.01 6.51 7.13
	DH-947	53312N/14602E	015/-75	408-411 incl.410-411 418-419	3 1 1	10.26 19.08 11.45
	DH-948	53552N/14334E	014/-71	201-206 213-241 incl.219-228 and 234-241	5 28 9 7	2.34 6.00 10.25 7.36

Appendix A (continued)
Golouma Style Deposits
Deposit	Drill Hole	Grid Co-Ordinate	Azimuth/ Dip	From - To (m)	Interval (m)	Gold Grade (g/t)
	DH-919*	53307N/14654E	015/-80	383-386 incl.384-385 394-400	3 1 6	9.78 22.70 3.40
	DH-925*	53280N/14625E	015/-70	386-402 incl.386-392	16 6	4.36 8.14
	DH-927*	53279N/14625E	015/-75	396-407 incl.396-399 incl.398-399	11 3 1	46.04 161.31 434.60
	DH-928*	53819N/14379E	215/-65	204-210 incl.204-205 558-566 incl.561-564 590-598 incl.593-596	6 1 8 4 8 3	2.43 7.82 5.54 7.78 12.20 26.91
	DH-932*	53290N/14614E	015/-75	412-425 incl.412-417 incl.414-415	13 5 1	8.79 16.78 45.76
	DH-934*	53803N/14333E	208/-76	224-229	5	6.72
	DH-935*	53290N/14314E	015/-80	429-438 incl.429-434 incl.433-434	9 5 1	5.90 9.10 24.14
	RC-817*	53682N/14298E	099/-67	155-171 incl.157-166 incl.157-159 and 163-165	16 9 2 2	6.52 9.87 15.79 15.46
KEREKOUNDA	DH-946	54441N/15341E	057/-65	309-315 incl.313-315	6 2	3.00 7.51
	DH-903*	54445N/15344E	055/-71	326-333 342-344	7 2	6.90 7.17
	DH-908*	54416N/15349E	055/-71	328-330 incl.328-329	2 1	21.20 41.36
	DH-896*	54484N/15298E	055/-78	124-125 363-377 incl.363-369	1 14 6	13.75 4.13 8.26
	DH-900*	54461N/15311E	055/-71	334-348 incl.337-341 incl.339-340	14 4 1	10.05 29.85 67.76
*Previously reported.
Mineralized intervals are based on 1-metre samples utilizing 1.0 g/t gold cut-off levels with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Appendix B
Masato Deposit Results
Deposit	Drill Hole	Grid Co-Ordinate	Azimuth/ Dip	From - To (m)	Interval (m)	Gold Grade (g/t)
MASATO	DH-936	60476N/14786E	095/-70	192-218	26	1.99
				incl.204-206	2	7.63
				and 213-217	4	3.63
	DH-940	60052N/14570E	110/-70	242-246	4	2.25
				269-272	3	1.93
	DH-945	59994N/14632E	114/-65	135-136	1	16.39
	DH-916*	59618N/14428E	115/-67	161-172	11	2.09
				incl.168-171	3	4.02
				235-244	9	1.73
				incl.241-244	3	3.40
	DH-918*	59581N/14447E	115/-67	191-198	7	4.38
				206-228	22	2.01
				incl.206-214	8	3.30
	DH-921*	59613N/14451E	118/-67	204-220	16	3.90
				incl.206-212	6	6.41
				incl.206-208	2	12.69
	DH-922*	59593N/14425E	115/-67	170-177	7	2.70
				incl.171-173	2	6.19
				227-242	15	3.95
				incl.227-236	9	6.23
				incl.227-228	1	30.28
	DH-926*	59568N/14513E	115/-67	50-52	2	4.00
				66-72	6	9.52
				99-109	10	1.73
				incl.99-101	2	4.79
	DH-930*	59562N/14530E	115/-67	55-64	9	2.87
				incl.55-59	4	5.63
*Previously reported.
Mineralized intervals are based on 1-metre samples utilizing 0.5 and 1.0 g/t gold cut-off levels with a maximum internal dilution of 4 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.